UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-14974

1, rue Jeanne d'Arc

92443 Issy-les-Moulineaux

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Technicolor
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: April 8, 2010	Title:	Corporate Secretary

PRESS RELEASE

Technicolor Announces Grass Valley Reorganization Plan

Paris, 31 March 2010 - Technicolor (Euronext Paris 18453 ; NYSE : TCH) today announced a reorganization plan to enable its Grass Valley business to adapt to a strongly deteriorated business climate. Grass Valley, currently being divested, is not within Technicolor’s strategic re-focusing, centered upon services for content creators and distributors.

The worldwide market for professional broadcast equipment, where Grass Valley does business, has been in sharp decline - about 30% since the end of 2008 - mainly as a result of declining broadcaster budgets and advertizing expenses. Like all companies in the sector, Grass Valley faces serious economic difficulties, as evidenced by a 31% decline in revenues between 2008 and 2009 and losses totaling 87m€1 in 2009.

The reorganization plan, which involves all major Grass Valley sites worldwide (Germany, Japan, the Netherlands, USA, France) will be presented to duly-designated personnel representatives in the countries involved.

Towards this end, since the beginning of this week, Group affiliates have held meetings with works councils in the Netherlands and Germany as well as French (Comité Central d’Entreprise) and European (Comité d’Entreprise Européen du Groupe) works councils. The meetings were held in order to present a reorganization plan needed to enable Grass Valley to return to the break-even point in the current economic context. The plan was based upon Grass Valley’s reorganization into three distinct activities: broadcast, head-ends and transmission. It would include a 25% reduction in Grass Valley headcount by eliminating 625 jobs worldwide.

The company reiterates its desire to implement the plan in a responsible fashion; it seeks to engage in a dialog with employees, while taking each individual’s situation into account, consistent with the company’s human resources policy.

***

1 Loss before tax and net finance costs and before impairment losses.

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; the largest independent manufacturer and distributor of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business unit. For more information: www.technicolor.com

Press contacts: 33 (0)1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: 33 (0)1 41 86 55 95

Investor.relations@technicolor.com